Exhibit 99.1

CNX Gas Special Committee Requests That Stockholders Defer Making a Decision Regarding the Cash Tender Offer of CONSOL Energy until the Special Committee Advises Stockholders of Its Position with Respect to the Tender Offer

CANONSBURG, Pennsylvania, April 28, 2010 – The special committee of the board of directors of CNX Gas Corporation (NYSE: CXG) announced today that on April 28, 2010, CONSOL Energy Inc. filed with the United States Securities and Exchange Commission (the “SEC”) a tender offer statement and Schedule 13E-3 on Schedule TO announcing the offer to purchase all of the outstanding shares of the common stock of CNX Gas not owned by CONSOL Energy at a price of $38.25 in cash per share. On March 21, 2010, CONSOL Energy publicly announced that it intended to commence such a tender offer.

As previously announced, the board of directors of CNX Gas designated John R. Pipski as the sole member of a special committee that was formed to evaluate the offer. Within ten business days, CNX Gas will advise stockholders of its position regarding the tender offer as determined by the special committee. At that time, CNX Gas will file with the SEC certain materials, including a Solicitation/Recommendation Statement on Schedule 14D-9, that will contain information that the special committee believes should be considered in connection with CNX Gas stockholders’ decision with respect to the tender offer. On behalf of CNX Gas, the special committee requests that stockholders defer making a determination whether to accept or reject the tender offer until they have been advised of the position of the CNX Gas special committee with respect to the tender offer.

NOTICE TO STOCKHOLDERS

In response to the tender offer, CNX Gas will file with the SEC certain materials, including a Solicitation/Recommendation Statement on Schedule 14D-9. Stockholders of CNX Gas are strongly advised to read the Solicitation/Recommendation Statement (when it becomes available) because it will contain important information. Stockholders may obtain a free copy of the Solicitation/Recommendation Statement (when it becomes available) and other materials filed by CNX Gas with the SEC at the SEC’s web site, www.sec.gov. Stockholders may also obtain, without charge, a copy of the Solicitation/Recommendation Statement and other materials (if and when they become available) by directing a request to CNX Gas, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317, Attention: Investor Relations.